
02020498


MAR 12 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE

March 12, 2002

Amersham plc

(Translation of registrant's name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- ....

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC
(Registrant)

DATE: March 12, 2002



By..................................
Name: John Allen Title: Assistant Company Secretary

List of exhibits to the **FORM 6-K** dated March , 12 2002:

1. Financial Calendar to 30 June 2002
2. Acquisition of Filtration Business
3. Six Month Block Listing
4. Patent litigation settlement with Applied Biosystems
5. Preliminary results
6. Schedule 11 directors option grants
7. Agreement to purchase Pharmacia's shares in Amersham Biosciences
8. Proposed placing of 50 million new ordinary shares

1 February 2002

London Stock Exchange
Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs,

Amersham plc
Financial Calendar for six months to 30 June 2002

I am pleased to confirm the undernoted dates for the financial calendar for Amersham plc for the six months to 30 June 2002:-

Preliminary announcement of final results for the twelve months ended 31 December 2001	26 February 2002
Ex dividend date for final dividend	24 April 2002
Record date for final dividend	26 April 2002
Annual General Meeting	8 May 2002
Final dividend payment date	31 May 2002

Yours faithfully,

Susan M. Henderson
Deputy Company Secretary

For Immediate Release

Amersham Biosciences media contact
Marcy Saack
+1 732 457 8056 or marcy.saack@am.amershambiosciences.com

Amersham plc contacts
Tracy Cheung - US
+1 732 457 8684 or tracy.cheung@amersham.com
Alexandra Morris – UK (investors)
+44 1494 542 051 or alexandra.morris@amersham.com
Graeme Holland – UK (media)
+44 1494 542 115 or graeme.holland@amersham.com

Amersham Biosciences expands bioprocess capabilities into filtration

Acquisition of AG Technology and InnovaSep Technology

PISCATAWAY, NJ – February 1, 2002 - Amersham Biosciences, the life sciences business of Amersham plc (LSE, NYSE, OSE: AHM), today announced the acquisition of two filtration separation companies, AG Technology and InnovaSep Technology, both based near Boston, MA. Adding filtration to its market-leading separations business enables Amersham Biosciences to broaden its bioprocessing offering to biopharmaceutical customers.

AG Technology was founded in 1981 and is an established supplier of filtration systems used in the production of biopharmaceuticals. The company has 28 employees and annual sales of $9m, which have grown at around 20% a year as its hollow-fibre filtration technology increases its share of the growing filtration market. InnovaSep Technology is a recently founded company with a strong management team with over 20 years experience in the industry and several new, patent-pending membrane filtration technologies. The total consideration will range from $40-60m depending on performance achievements over six years.

"Our bioprocess business is the world leader in chromatography separation - our systems and media are used in the production of over 90% of all biopharmaceuticals on the market today. Moving into the filtration market is a natural extension of our business and these acquisitions give us an immediate position in that market. In addition, they give us the opportunity to develop integrated solutions that will make the manufacture of biopharmaceuticals even more efficient in the future," said Peter Ehrenheim, Executive Vice President, Separations, Amersham Biosciences.

Bioprocessing, the industrial-scale separation of proteins to manufacture biopharmaceuticals such as insulin and monoclonal antibodies, is carried out using a series of steps including filtration and chromatography techniques. The rapid growth in the bioprocess market is driven by increasing production of the approximately 100 approved biopharmaceutical drugs and by the prospects for more than 400 in clinical trials.

Amersham Biosciences, the life sciences business of Amersham plc (LSE, NYSE, OSE: AHM), is a world leader in developing and providing integrated systems and solutions for disease research, drug development and manufacture. Our systems are used to uncover the function of genes and proteins, for the discovery and development of drugs and for the manufacture of biopharmaceuticals. The customers for Amersham Biosciences' products and technology are pharmaceutical and biotechnology companies and research and academic institutions, principally in North America, Europe, Latin America, and Asia. For more information about Amersham Biosciences or Amersham plc, please visit www.amershambiosciences.com or www.amersham.com.

Conference call

A conference call with Peter Ehrenheim, Executive Vice-President, Separations, will be held on Friday February 1, at 9.30am EST / 2.30pm GMT to discuss these acquisitions. Investors, analysts and journalists who would like to participate should dial +44 20 8240 8244 (UK) or +1 303 267 1006 (US).

An audio replay of the call will be available for seven days and can be accessed by dialling +44 20 8288 4459 (passcode: 374876) or +1 303 804 1855 (passcode: 1500887).

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company
Amersham plc

2. Name of scheme
Executive Share Option Scheme

3. Period of return: From 01.8.01 to 31.1.02

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme
2,559,553

5. Number of shares issued/allotted
   under scheme during period

2,061,779

6. Balance under scheme not yet issued/allotted
   at end of period

574,435

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

1,500,000 Ordinary 5p shares - 22 March 1999. 1,500,000 Ordinary 5p shares - 20 April 2000. Further 250,879 Ordinary 5p shares - 30 March 2001 Further 2,654,867 Ordinary 5p shares - 25 May 2001 Further 76,661 Ordinary 5p shares - 14 November 2001

Please confirm total number of shares in issue at the end of the period
in order for us to update our records
642,065,934
Contact for queries:Address: Amersham plc, Amersham Place, Little Chalfont, Bucks HP7 9NA

Name: John Allen
Assistant Company Secretary

Telephone: 01494 542243

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company
Amersham plc

2. Name of scheme
Nycomed Stock Option Plan

3. Period of return: From 01.8.01 to 31.1.02

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme
170,530

5. Number of shares issued/allotted
under scheme during period
92,620

6. Balance under scheme not yet issued/allotted
at end of period
77,910

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
200,000 Ordinary 25p shares - 30.10.97 which became
813,190 Ordinary 5p shares outstanding at 10 June 1998
Further 155,625 Ordinary 5p shares at 30 March 2001

Please confirm total number of shares in issue at the end of the period
in order for us to update our records
642,065,934

Contact for queries:Address: Amersham plc, Amersham Place, Little Chalfont, Bucks HP7 9NA

Name: John Allen
Assistant Company Secretary

Telephone: 01494 542243

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company
Amersham plc

2. Name of scheme
Sharesave Scheme

3. Period of return: From 01.08.01 to 31.1.02

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme
896,835

5. Number of shares issued/allotted
under scheme during period

436,309

6. Balance under scheme not yet issued/allotted
at end of period

460,526

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
500,000 ordinary 25p shares 05.03.97 which became
1,669,192 Ordinary 5p shares outstanding at 10 June 1998

Please confirm total number of shares in issue at the
end of the period
in order for us to update our records
642,065,934
Contact for queries:Address: Amersham plc, Amersham
Place, Little Chalfont, Bucks HP7 9NA

Name: John Allen
Assistant Company Secretary

Telephone: 01494 542243

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company
Amersham plc

2. Name of scheme
"Quest" (qualifying employee share ownership trust)

3. Period of return: From 01.08.01 to 31.01.02

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

154,729

5. Number of shares issued/allotted
under scheme during period

443,406

6. Balance under scheme not yet issued/allotted
at end of period

1,163,662

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

500,000 Ordinary 5p shares - 18/12/98. Further 500,000 Ordinary 5p shares - 20/04/00 Further 1,452,339 Ordinary 5p shares - 14/11/2001

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

642,065,934

Contact for queries:Address: Amersham plc, Amersham Place, Little Chalfont, Bucks HP7 9NA
Name: John Allen
Assistant Company Secretary

Telephone: 01494 542243

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Amersham plc

2. Name of scheme

US Employee Stock Purchase Plan

3. Period of return: From 01.08.01 to 31.01.02

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

5,255

5. Number of shares issued/allotted
   under scheme during period
218,855

6. Balance under scheme not yet issued/allotted
   at end of period
89,400

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission
370,000 Ordinary 5p shares - 18/01/01.
303,000 Ordinary 5p shares - 28/01/02.

Please confirm total number of shares in issue at the end of the period
in order for us to update our records
642,065,934
Contact for queries:Address: Amersham plc, Amersham Place, Little Chalfont, Bucks HP7 9NA

Name: John Allen
Assistant Company Secretary

Telephone: 01494 542243

News Release

Amersham plc And Applied Biosystems Settle Sequencing Patent Litigation

London, UK and Foster City, CA - 26 February 2002 - Amersham plc (LSE, NYSE, OSE: AHM) and Applied Biosystems Group (NYSE: ABI) today announced that they have reached a court-mediated settlement which ends all current patent litigation between the two companies.

The settlement, reached under the auspices of United States Magistrate Judge Edward A. Infante, Northern District of California, includes a cross-licensing agreement covering all patents involved in the litigation, and a co-development arrangement for the joint development, supply and commercialisation of certain new DNA analysis technologies. Both companies' current product offerings will continue to be available. Financial terms were not disclosed.

"We are pleased to have ended all litigation between the two companies," said Sir William Castell, Chief Executive of Amersham plc. "The agreement will give us access to other segments of the sequencing market, allowing us to build on the strong position we have already established in the very high throughput segment, and will enable both companies to bring further innovation more quickly to all of our customers."

"Applied Biosystems is pleased to have reached this agreement with Amersham, which will provide us with access to a broader range of sequencing technology and will enable us to focus our resources on bringing continuing innovation to academic and commercial researchers," said Michael W. Hunkapiller, Ph.D., President of Applied Biosystems. "Customers of both firms can benefit from an increased flow of new products further enabling robust, high efficiency DNA sequencing."

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had annual sales of £1.6 billion (US $2.3 billion) in 2001 and 9,000 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

Amersham - bringing vision to medical discovery

For more information, visit our website at www.amersham.com

Amersham Biosciences, the life sciences business of Amersham plc, is a world leader in developing and providing integrated systems and solutions for disease research, drug development and manufacture. Its systems are used to uncover the function of genes and proteins, for the discovery and development of drugs and for the manufacture of biopharmaceuticals for pharmaceutical and biotechnology companies and research and academic institutions.

About Applera Corporation and Applied Biosystems

Applera Corporation comprises two operating groups. The Applied Biosystems Group develops and markets instrument-based systems, reagents, software, and contract services to the life science industry and research community. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, leading to the development of new pharmaceuticals, and to conduct standardized testing. Applied Biosystems is headquartered in Foster City, CA, and reported sales of $1.6 billion during fiscal 2001. The Celera Genomics Group, headquartered in Rockville, MD, is engaged principally in integrating advanced technologies to create therapeutic discovery and development capabilities for internal use and for its customers and collaborators. Celera's businesses are its online information business and its therapeutics discovery business. The online information business is a leading provider of information based on the human genome and other biological and medical information. Through the therapeutic discovery business, Celera intends to leverage its genomic and proteomic capabilities to identify drug targets and diagnostic marker candidates, and to discover novel therapeutic candidates. Celera Diagnostics, a joint venture between Applied Biosystems and Celera Genomics, is focused on discovery, development, and commercialization of novel diagnostics tests. Information about Applera Corporation, including reports and other information filed by the company with the Securities and Exchange Commission, is available on the World Wide Web at www.applera.com, or by telephoning 800.762.6923. Information about Applied Biosystems is available on the World Wide Web at www.appliedbiosystems.com.

Certain statements in this press release are forward-looking. These may be identified by the use of forward-looking words or phrases such as "believe," "expect," and "planned," among others. These forward-looking statements are based on Applera Corporation's current expectations. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, Applera Corporation notes that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. These factors include but are not limited to: (1) rapidly changing technology and dependence on development of new products; (2) claims for patent infringement; (3) future growth strategy; (4) and other factors that might be described from time to time in Applera Corporation's filings with the Securities and Exchange Commission.

Contacts

Amersham plc
Media Investors
Lynne Gailey Alexandra Morris
+ 44 1494 542 050 +44 1494 542 051
lynne.gailey@amersham.com alexandra.morris@amersham.com
US media and investors
Tracy Cheung
+1 732 457 8684
tracy.cheung@amersham.com
Amersham Biosciences
Media
Marcy Saack
+1 732 457 8056
marcy.saack@am.amershambiosciences.com
Applied Biosystems
Media Investors
Lori Murray Peter Dworkin
+1 650 638 6130 +1 650 554 2479
murrayla@appliedbiosystems.com dworkipg@appliedbiosystems.com
European media and investors
David Speechly, Ph.D.
+44 207 868 1642
speechdp@eur.appliedbiosystems.com

News Release

PRELIMINARY RESULTS
FOR THE 12 MONTHS ENDED 31 DECEMBER 2001

26 February 2002

Enquiries:

UK
Investors
Alexandra Morris — Tel: +44 1494 542 051

Media
Dr Lynne Gailey — Tel: +44 1494 542 050
Dr. Graeme Holland — Tel: +44 1494 542 115

US
Tracy Cheung — Tel: +1 732 457 8684

Amersham plc delivers strong performance with double digit growth in sales and earnings per share

FINANCIAL OVERVIEW

All results are stated before exceptional items and goodwill amortisation. Trading profit represents operating profit before R&D. All growth rates stated at constant exchange unless otherwise noted.

	12 months to 31 Dec 01 £m	12 months to 31 Dec 00 restated* £m	Growth at Constant Exchange Rate (CER) %	Growth at Actual Exchange Rate %
Sales	1,602.5	1,377.6	13#	16
Trading profit	466.3	390.2	11	20

R&D	(173.8)	(149.0)	16	17
Operating profit	292.5	241.2	8	21
Profit before tax	279.4	231.2	9	21
Earnings per share	27.2p	22.5p	10	21
Dividend per share	7.1p	6.4p	11	11

**Restated for the introduction of Financial Reporting Standard 18.*
 # Comparable growth excluding disposed business

HIGHLIGHTS

- Sales **up 13%** to £1,603 million, earnings per share **up 10%** to 27.2p
- Amersham Health sales **up 13%** to £922 million
  - Patented product portfolio sales **up 25%** to £299 million
  - Sales of unpatented products **up 10%** to £357 million
- Amersham Biosciences sales **up 12%** to £681 million
  - Continued strong momentum in separations, with sales **up 18%** to £268 million
  - Drug discovery sales **up 9%** to £160 million, driven by new products and good growth in proteomics
- Operating cash flow increased by £87 million to £342 million
- Net debt reduced by £298 million to £25 million

Sir William Castell, Chief Executive, Amersham plc, said, "I am delighted with the strength and depth of our results. These figures have been driven by our global brands in Amersham Health, Myoview™, Omniscan™, Visipaque™ and Omnipaque™ and our laboratory and industrial separations business in Amersham Biosciences. Our strong performance in 2001 means that we are well positioned to achieve good growth in 2002."

Amersham plc continued to make strong progress in 2001. Turnover was £1,603 million, up 13 per cent. Sales growth was balanced across both businesses, with Amersham Health sales up 13 per cent and Amersham Biosciences sales up 12 per cent. Trading profit was £466 million, up 11 per cent. Following R&D expenditure of £174 million, up 16 per cent, operating profit was £293 million, up eight per cent.

Net cash flow from operating activities was £342 million, up from £255 million in 2000, driven by the increase in operating profit and good working capital control in both businesses. Free cash flow improved to £204 million, up from £75 million in 2000, due to strong operating cash flow, lower capital expenditure and £22 million from asset sales. The improved free cash flow, together with £123 million received from the sale of the remaining stake in Nycomed Pharma, left net debt at 31 December at £25 million, reduced from £323 million at 31 December 2000. Net interest expense was £9 million.

Profit before tax increased by nine per cent to £279 million after a £4 million write down in investments and earnings per share were up 10 per cent to 27.2p. There was an exchange benefit of £26 million in the period. The board is recommending a final dividend of 7.1p per share, up 11 per cent.

The group had an exceptional profit before tax of £47 million in 2001, including the profit on sale of the remaining 29 per cent of Nycomed Pharma in September 2001 of £55 million. This compares with an exceptional charge of £27 million in 2000. Profit before tax after goodwill amortisation of £11.7 million and exceptional items was £314 million compared with £194 million in 2000. Earnings per share after goodwill amortisation and exceptional items were 33.9p compared with 17.6p in 2000.

Amersham Health

	2001 £m	**2000 £m**	**CER Growth %**	**Actual Rate Growth %**
Sales	922	774	13#	19
Trading profit	324	269	10	20
R&D	(83)	(74)	10	12
Operating profit	241	195	10	24

 # Comparable growth excluding disposed business
All results are stated before exceptional items and goodwill amortisation.

Amersham Health is a world leader in the development, manufacture and supply of innovative pharmaceutical products for the diagnosis and treatment of disease. In 2001, the business achieved sales of £922 million, up 13 per cent. Sales in the final quarter were higher than expected due to £7 million of forward purchasing by customers in advance of price increases. Trading profit reached £324 million, an increase of 10 per cent, and after R&D expenditure of £83 million, up 10 per cent, operating profits were £241 million, up 10 per cent. The operating margin was, as expected, lower in the second half of 2001, due to reduced sales of bulk product and lower profits from NMP in Japan, commissioning expenses for the new plant at Lindesnes, and the cost of building a sales team for the promotion of the ultrasound product Optison™.

Medical diagnostics

During the year, Amersham Health increased its overall global market share[1] to 37 per cent from 35 per cent due to the ongoing success of the patented product portfolio underpinned by active life cycle management. Increased demand for medical diagnostic products continued throughout

[1] Company estimates

2001, driven primarily by the ageing population among whom the prevalence of heart disease, cancer and neurological disease is high. Continuing technology advancements in recent years have also contributed significantly to the growth and availability of fast, cost-effective contrast-enhanced diagnostic procedures.

In X-ray diagnostics, sales were £324 million, up 14 per cent. Sales of Visipaque™, a third generation X-ray product offering improved comfort for cardiac and other patients, grew 28 per cent to £80 million. Omnipaque™, the X-ray diagnostic product, launched 20 years ago and still the best selling product on the market, reached sales of £222 million, up 10 per cent. Sales in magnetic resonance imaging (MRI) were £86 million, up 19 per cent, largely due to Omniscan™ with its broad utility in neurology, cancer and cardiology. Radiopharmaceuticals diagnostic products grew 17 per cent to £241 million, driven by sales of the heart diagnostic product Myoview™ which were up 27 per cent to £110 million.

Therapy products

The therapy business returned to growth in 2001 with sales nine per cent higher at £78 million. The portfolio of brachytherapy seeds for prostate cancer treatment achieved sales of £59 million, up 13 per cent. This growth was driven by four new sole source contracts with US group purchasing organisations signed in the first half of the year and by the addition of the echogenic EchoSeed™ and the palladium product TheraSeed™ to the portfolio.

Portfolio development

In 2001, investment in R&D increased 10 per cent to £83 million. Amersham Health has been actively managing and developing its portfolio, with new initiatives in life-cycle projects, partnerships and in-licensing, as well as continued internal research and development. During the year, good progress was made in a number of areas.

In November the FDA approved the use of Myoview™ with pharmacological stress agents in patients with known or suspected coronary artery disease who are unable to physically exercise. This additional indication will help to underpin the continued strong growth of Myoview™.

Sonazoid™, the ultrasound product, made good progress in 2001. Phase IIb clinical trials in Japan for detection of liver disease were completed and Phase III trials have commenced. The prevalence of primary liver cancer in East Asia is seven times higher than in the rest of the world. In the US and Europe, Phase IIb clinical trials were also completed and, subject to satisfactory independent evaluation, Phase III trials are planned for the second half of 2002.

In cardiology, Sonazoid™ entered Phase IIb dose-ranging clinical trials to assess blood flow to the heart muscle following successful completion of Phase IIa efficacy studies.

Phase IIb clinical trials are underway to extend the use of Omniscan™ in diseases of the cardiac and vascular systems and will be concluded during the first half of 2002. The rapid improvements in instrumentation which have added value to the use of extracellular fluid agents such as Omniscan™, have also diminished the market potential for blood pool products such as Clariscan™. As a consequence it has been decided to discontinue the development of Clariscan™.

NC100668, a technetium-based molecular diagnostic for the detection of thrombus formation entered phase I clinical trials in November. This molecular diagnostic product will target the important pulmonary embolism market.

IMANET™, Amersham Health's developing network of leading imaging research centres established in 2001, is collaborating with pharmaceutical companies such as Pfizer to develop complementary molecular diagnostics and therapeutic products based on positron emission tomography (PET) and a technology system known as Spin Signal™.

Early and accurate diagnosis, leading to effective treatment of disease, is the basis for researching new PET diagnostics. Towards the end of 2001, a broad collaborative research agreement was signed with GE Medical Systems to accelerate the development of new PET-based molecular diagnostic imaging technologies and systems. The first products to be developed will use a novel PET synthesis system to produce high pharmaceutical quality FDG and F-Dopa, for use in the diagnosis and evaluation of patients suffering from cancer and Parkinson's Disease.

In the therapy products area, an agreement was announced with Corixa Corporation for the development and marketing in Europe of Bexxar™, a product already filed with the FDA for the treatment of Non-Hodgkin's Lymphoma. The agreement strengthens Amersham Health's position in the cancer therapy market, a position founded on its leadership in prostate cancer brachytherapy and competence in the global manufacturing and commercialisation of radioisotopes for therapeutic applications.

Amersham Biosciences

	2001 £m	2000 Restated* £m	CER Growth %	Actual Rate Growth %
Sales	681	604	12	13
Trading profit	158	135	14	17
R&D	(86)	(72)	22	19
Operating profit	72	63	6	14

**Restated for the introduction of Financial Reporting Standard 18.*
All results are stated before exceptional items and goodwill amortisation.

Amersham Biosciences is a leading global provider of products and services used in gene and protein research, drug discovery and development, and biopharmaceutical manufacturing. The breadth of Amersham Biosciences' product range and geographical reach helped to underpin continued good growth for 2001. Sales were £681 million, up 12 per cent. Trading profit increased by 14 per cent to £158 million. As planned, R&D investment in the second half of 2001 was slightly lower than that in the first half. Following the full year investment of £86 million, up 22 per cent, operating profit was £72 million, up six per cent.

Separations

Separations is the market leader in chromatographic systems for the purification of proteins from laboratory to manufacturing scale. In 2001 the strong momentum in this business continued, with sales of £268 million, up 18 per cent. Operating profit was £96 million, compared with £67 million in 2000.

Strong growth was seen in both parts of the separations business - laboratory separations and bioprocess. Sales in laboratory separations were driven by increased uptake of the ÄKTA™ system for benchtop protein purification, growing rapidly as a result of the increased importance of protein research. Sales in the bioprocess area continued to be driven by the growing number and volume of biopharmaceutical products manufactured using industrial-scale protein purification systems. Amersham Biosciences' bioprocess systems are used in the production of over 90 per cent of biopharmaceutical drugs currently on the market or in development.

In July, Amersham Biosciences acquired Dan-Process A/S, a Danish company specialising in high pressure chromatography instruments for the purification of biomolecules such as peptides and peptide hormones. The acquisition complements the strong media capability of the existing separations portfolio and enhances the ability to offer a complete systems solution – with both media and instruments - to biopharmaceutical customers.

Amersham Biosciences recently broadened its bioprocess capabilities through the acquisition of two companies in the filtration field, AG Technology and InnovaSep Technology. Filtration is a natural extension of the chromatography business and these acquisitions give immediate access to the growing filtration market and the opportunity to develop integrated solutions that will make the manufacture of biopharmaceuticals even more efficient in the future.

Drug discovery

The drug discovery business provides high throughput systems to improve the effectiveness of life science and pharmaceutical R&D. Sales in 2001 grew nine per cent to £160 million, with a trading profit of £13 million up from £7 million in 2000 and an operating loss of £47 million compared with £35 million in 2000. In the second half of 2001, the operating loss of £16 million compared with a loss of £31 million in the first half.

The launch of new technologies, together with good sales in Asia Pacific and Latin America, helped offset the impact of the slowdown in the US and European sequencing markets following the very high growth in 2000. The 384-capillary MegaBACE™ 4000 was launched towards the end of 2001, the highest throughput system commercially available, with a four-fold increase in sequencing capacity. With higher efficiency being the goal in many facilities, the new DNA template preparation kit TempliPhi™ has been well received worldwide. Other genomics products *launched during the year included Lucidea™ Array Spotter and SNuPE™, a reagent kit for* studying genetic variation on MegaBACE™.

Strong growth was seen in sales of proteomics systems, driven by well-established market leaders such as the 2D-DIGE for protein expression analysis. During the year two new products were added to the Ettan™ range of protein systems, the Ettan™ LCMS (liquid chromatography mass spectrometer) for protein identification, and the Ettan™ Spot-handling Workstation, enabling researchers to integrate multiple steps in their protein studies.

Rapid advances in genomics and proteomics are creating bottlenecks in lead validation and optimisation. The bioassays and drug screening area is providing key platforms to aid researchers in this area of growing importance. In secondary and cell-based screening, an extensive intellectual property was acquired for Green Fluorescent Proteins, an enabling set of reagents used in biological research and drug discovery. The new IN Cell Analyzer, for high throughput, real-time cellular analysis, was placed in selected customer trial sites.

Laboratory products

The laboratory products business provides robust and validated products for the purification, analysis and detection of biological molecules. Sales were £188 million, up four per cent. The return to growth in laboratory products has been driven by an increased focus on products in high growth areas such as gene expression and proteomics. Operating profit was £17 million compared to £20 million in 2000.

Reorganisation

Towards the end of 2001, Amersham Biosciences reorganised its internal structure, merging the drug discovery and laboratory products areas, which share sales and manufacturing and have a similar customer base, creating three application areas of genomics, proteomics and bioassays. These three areas, together with the service business, will be reported as 'discovery systems'. The separations business, with its distinct sales and manufacturing functions, remains unchanged, but will be renamed 'protein separations'.

The new structure gives greater accountability to each product area and brings development and marketing functions closer together. This will improve product development and delivery, and drive increased profitability. The reorganisation also builds strong global business teams at the centres of excellence around the world, with genomics in the USA, proteomics and separations in Sweden, and bioassays in the UK.

Outlook

Following the strong performance in 2001, Amersham is well placed to achieve good growth in 2002, building on its global leadership and delivering its strategy of enabling molecular medicine.

Amersham Health is expected to maintain good growth for the year in all geographical markets except Japan, where market conditions remain difficult due to the general economic situation and the pharmaceutical pricing environment. The underlying operating margins, before a small negative impact from exchange, based on current rates, are expected to be at similar levels to those achieved in 2001, despite increased investments in building the Optison™ sales force and developing the US radiopharmacy network, higher insurance costs and an increase in royalties payable on bulk sales.

Amersham Biosciences is also expected to deliver good growth. Protein separations sales are expected to be better in the second half than the first half due to the phasing of commissioning of customers' plants. Discovery systems should see further benefits from previous investments and move towards profitability. Operating margins for Amersham Biosciences are expected to increase by up to two percentage points in 2002. This increase will be driven by growing sales, more modest growth in R&D spend and the Applied Biosystems settlement which was announced today, these factors more than offsetting the impact of higher insurance costs.

Amersham will announce its first quarter sales progress on 29 April.

Dividend calendar

24 April 2002	Ex dividend date
26 April 2002	Record date in UK, Norway and US for final dividend
8 May 2002	Annual General Meeting
31 May 2002	Payment of final dividend in the UK, Norway and US for the year ended 31 December 2001

Group profit and loss account

	Notes	12 months to 31 Dec 2001 Before exceptional items £m	Exceptional items £m	Total £m	12 months to 31 Dec 2000 Restated Before exceptional items £m	Exceptional items £m	Total £m
Sales including share of joint venture	2,3	**1,602.5**	**-**	**1,602.5**	1,377.6	-	1,377.6
Less share of joint venture sales		**(87.3)**	**-**	**(87.3)**	(94.8)	-	(94.8)
Group turnover		**1,515.2**	**-**	**1,515.2**	1,282.8		1,282.8
Group operating profit before exceptional items and goodwill amortisation		**266.4**	**-**	**266.4**	211.4	-	211.4
Exceptional items	4	**-**	**(8.7)**	**(8.7)**	-	(27.0)	(27.0)
Goodwill amortisation		**(11.7)**	**-**	**(11.7)**	(10.7)		(10.7)
Group operating profit		**254.7**	**(8.7)**	**246.0**	200.7	(27.0)	173.7
Share of operating profit of joint venture and associates		**26.1**	**-**	**26.1**	29.8	-	29.8
Total operating profit	2	**280.8**	**(8.7)**	**272.1**	230.5	(27.0)	203.5
Profit on sale of fixed asset investment	4	**-**	**55.3**	**55.3**	-	-	-
Amounts written off investments		**(4.4)**	**-**	**(4.4)**	-	-	-
Net interest payable		**(8.7)**	**-**	**(8.7)**	(10.0)	-	(10.0)
Profit on ordinary activities before taxation		**267.7**	**46.6**	**314.3**	220.5	(27.0)	193.5
Tax on profit on ordinary activities	5	**(92.5)**	**0.5**	**(92.0)**	(78.5)	2.4	(76.1)
Profit on ordinary activities after taxation		**175.2**	**47.1**	**222.3**	142.0	(24.6)	117.4
Profit attributable to equity minority interests		**(6.6)**	**2.0**	**(4.6)**	(3.7)	-	(3.7)
Profit attributable to non-equity minority interests		**(2.9)**	**-**	**(2.9)**	(2.9)	-	(2.9)
Profit attributable to minority interests		**(9.5)**	**2.0**	**(7.5)**	(6.6)	-	(6.6)
Profit for the financial year attributable to shareholders		**165.7**	**49.1**	**214.8**	135.4	(24.6)	110.8
Dividends paid and proposed	6	**(45.2)**	**-**	**(45.2)**	(40.4)	-	(40.4)
Retained profit for the period		**120.5**	**49.1**	**169.6**	95.0	(24.6)	70.4
Earnings per ordinary share	7						
-basic				**33.9p**			17.6p
-before exceptional items and goodwill amortisation				**27.2p**			22.5p
-average number of shares				**634.4m**			630.9m
Diluted earnings per ordinary share							
-after exceptional items and goodwill amortisation				**33.6p**			17.4p
Dividends per ordinary share				**7.1p**			6.4p

Share of operating profit of joint venture and associates includes income from the group's joint venture interest in Nihon Medi-Physics (NMP) of £26.1m (2000 - £29.8m).

Figures for the 12 months to 31 December 2000 have been restated following the introduction of FRS18 as explained in note 10.

Statement of total recognised gains and losses

	Notes	12 months to 31 Dec 2001 £m	12 months to 31 Dec 2000 *Restated* £m
Profit for the financial year attributable to shareholders		**214.8**	110.8
Tax credit on foreign currency hedge loan		**0.3**	3.5
Foreign currency translation of net investment in subsidiaries		**(4.0)**	(22.3)
Foreign currency translation of net investment in joint venture		**(0.2)**	(0.1)
Total recognised gains for the year		**210.9**	91.9
Prior year adjustment	10	**(3.1)**	
Total gains recognised since last Annual Report		**207.8**	

Reconciliation of movement in equity shareholders' funds

	Notes	12 months to 31 Dec 2001 £m	12 months to 31 Dec 2000 Restated £m
Profit for the financial year attributable to shareholders		**214.8**	110.8
Dividends	6	**(45.2)**	(40.4)
Retained earnings		**169.6**	70.4
Foreign currency translation		**(3.9)**	(18.9)
New share capital and premium		**25.2**	6.2
Contribution to Qualifying Employee Share Ownership Trust (QUEST)		**(7.4)**	(0.7)
Net increase in equity shareholders' funds		**183.5**	57.0
Equity shareholders' funds at the start of the year as previously reported		**411.5**	354.6
Prior year adjustment	10	**(3.1)**	(3.2)
Restated		**408.4**	351.4
Equity shareholders' funds at the end of the year		**591.9**	408.4

Group balance sheet

	Group At 31 Dec 2001 £m	Group At 31 Dec 2000 Restated £m
Fixed assets		
Intangible assets	**152.7**	149.5
Tangible assets	**533.1**	523.5
Investments:		
Investment in joint venture:		
– Share of gross assets	**93.7**	102.8
– Share of gross liabilities	**(26.6)**	(36.7)
– Share of net assets	**67.1**	66.1
Investments in associates and other investments	**35.0**	37.6
	102.1	103.7
	787.9	776.7
Current assets		
Stocks	**180.6**	171.1
Debtors – amounts due within one year	**362.2**	354.5
Debtors – amounts due after one year	**25.4**	23.8
Short term deposits and investments	**99.4**	54.8
Cash at bank and in hand	**56.9**	50.1
	724.5	654.3
Creditors – amounts due within one year		
Loans	**(30.8)**	(12.9)
Other creditors	**(452.5)**	(375.2)
	(483.3)	(388.1)
Net current assets	**241.2**	266.2
Total assets less current liabilities	**1,029.1**	1,042.9
Creditors – amounts due after one year		
Loans	**(148.0)**	(365.4)
Other creditors	**(6.4)**	(4.4)
	(154.4)	(369.8)
Provisions for liabilities and charges	**(220.0)**	(202.9)
Accruals and deferred income	**(3.6)**	(3.9)
Total net assets	**651.1**	466.3
Equity capital and reserves		
Share capital	**32.1**	31.8
Share premium account	**64.3**	39.4
Other reserves	**94.0**	94.0
Profit and loss account	**401.5**	243.2
Equity shareholders' funds	**591.9**	408.4
Minority interests		
-Equity	**16.6**	18.2
-Non-equity	**42.6**	39.7
	59.2	57.9
	651.1	466.3

Group cash flow statement

	Notes	12 months to 31 Dec 2001 £m	12 months to 31 Dec 2000 £m
Net cash inflow from operating activities before exceptional items	8	**342.3**	255.3
Integration costs		**-**	(15.8)
Other exceptional items		**12.0**	(14.8)
Net cash inflow from operating activities		**354.3**	224.7
Dividend received from joint venture		**4.8**	3.9
Returns on investments and servicing of finance			
Interest paid		**(19.7)**	(30.5)
Interest received		**10.3**	13.5
Dividends paid by subsidiary undertakings to minority interests		**(1.7)**	(1.4)
		(11.1)	(18.4)
Taxation		**(47.6)**	(15.8)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(91.6)**	(123.5)
Purchase of intangible fixed assets		**(10.2)**	(4.5)
Sales of tangible fixed assets		**22.1**	0.3
Purchase of own shares		**-**	(16.5)
Purchase of investments		**(4.9)**	(10.5)
Cash received on disposal of the investment in Nycomed Pharma		**123.0**	-
Costs associated with disposal of the investment in Nycomed Pharma		**(4.9)**	-
Sale of other trade investments		**-**	4.2
		33.5	(150.5)
Acquisitions and disposals			
Acquisitions		**(4.9)**	(10.9)
Disposals		**1.0**	6.0
		(3.9)	(4.9)
Equity dividends paid		**(41.7)**	(38.2)
Net cash flow before management of liquid resources and financing		**288.3**	0.8
Management of liquid resources*	9	**(91.4)**	64.1
Financing			
Issue of share capital		**16.2**	6.2
Loans and finance leases	9	**(205.3)**	(70.3)
		(189.1)	(64.1)
Cash flow in the year	9	**7.8**	0.8
Analysis of free cash flow before exceptional items			
Free cash flow from:			
Operating activities before exceptional items	8	**342.3**	255.3
Dividend received from joint venture		**4.8**	3.9
Returns on investments and servicing of finance		**(11.1)**	(18.4)
Taxation		**(47.6)**	(15.8)
Free cash flow after taxation and returns on investments and servicing of finance		**288.4**	225.0
Capital expenditure and financial investment prior to the disposal of Nycomed Pharma		**(84.6)**	(150.5)
Free cash flow before equity dividends		**203.8**	74.5
Free cash flow after equity dividends		**162.1**	36.3

*Liquid resources are defined as short term deposits with banks and current asset investments in bonds and equities. These total £96.5m (2000 - £4.7m) and are shown in the balance sheet within the total of short-term deposits and investments.

Notes to the financial statements

2. Basis of preparation

The Preliminary Announcement of results for the year ended 31 December 2001 is an excerpt from the forthcoming Annual Report & Accounts 2001 and does not constitute the statutory financial statements of 2001 nor 2000. The 2001 figures are extracted from the audited financial statements for that year which have not yet been approved by the shareholders and have not yet been delivered to the Registrar. The comparative figures are extracted from the latest published financial statements that have been delivered to the Registrar of Companies, as restated following the introduction of FRS 18 'Accounting Policies' detailed in note 10. The Auditors' reports in respect of both years were unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

3. Segmental analysis by business sector

	12 months to 31 Dec 2001 £m	12 months to 31 Dec 2000 Restated £m
Sales		
Amersham Health	**922.0**	773.9
Amersham Biosciences	**680.5**	603.7
	1,602.5	1,377.6

Included within Amersham Health is the Group's share of Nihon Medi-Physics (NMP) joint venture sales during the year of £87.3m (2000 - £94.8m).

Total operating profit before exceptional items and goodwill amortisation		
Amersham Health	**240.9**	194.6
Amersham Biosciences	**72.4**	63.3
Corporate and other	**(20.8)**	(16.7)
	292.5	241.2

Total operating profit before exceptional items and goodwill amortisation of £292.5m (2000 - £241.2m) is after charging research and development of £173.8m (2000 - £149.0m). Research and development costs of Amersham Health were £83.0m (2000 - £73.9m), Amersham Biosciences £86.4m (2000 - £71.5m) and Corporate and other £4.4m (2000 - £3.6m).

The following table shows operating profit after allocation of goodwill and exceptional items. The exceptional items charged in 2001 relate £8.5m (2000 - £10.9m) to Amersham Health, £2.6m (2000 - £3.5m) to Amersham Biosciences and income of £2.4m (2000 - £12.6m charge) to Corporate and other. Amortisation charged on goodwill in 2001 relates £1.4m (2000 - £1.7m) to Amersham Health, and £10.3m (2000 - £9.0m) to Amersham Biosciences.

Total operating profit after exceptional items and goodwill amortisation		
Amersham Health	**231.0**	182.0
Amersham Biosciences	**59.5**	50.8
Corporate and other	**(18.4)**	(29.3)
	272.1	203.5

Included within Amersham Health is the group's share of the NMP joint venture profit before interest and tax for the year of £26.1m (2000 - £29.8m).

4. Segmental analysis by geographical sector

By destination	12 months to 31 Dec 2001 £m	12 months to 31 Dec 2000 Restated £m
Sales		
Europe	**392.0**	346.6
North America	**767.7**	647.2
Japan	**290.7**	279.5
Asia Pacific	**80.4**	58.1
Rest of the world	**71.7**	46.2
	1,602.5	1,377.6

Included within Japan is the group's share of NMP joint venture sales during the year of £87.3m (2000 - £94.8m).

5. Exceptional items

	12 months to 31 Dec 2001 £m	12 months to 31 Dec 2000 £m
Cost of the proposed flotation of Amersham Biosciences	**(3.4)**	(6.4)
Transfer of pension assets	**9.0**	-
Costs of exiting the disease profiling project	**(5.8)**	-
Costs of exiting Harwell site	**(8.5)**	-
Costs of manufacturing rationalisation in Amersham Health	**-**	(10.9)
Costs associated with the disengagement of Nycomed Pharma	**-**	(9.7)
Charged to operating profit	**(8.7)**	(27.0)
Profit on disposal of 29% of Nycomed Pharma	**55.3**	-
Profit on sale of fixed asset investment	**55.3**	-
Total exceptional items	**46.6**	(27.0)
Tax credit related to exceptional items	**0.5**	2.4

The minority interest impact is £2.0m (nil in 2000) relating to exceptional items.

Costs of £3.4m (2000 - £6.4m) have been incurred in relation to the proposed partial flotation of Amersham Biosciences. The costs relate primarily to adviser fees and other related costs in preparing the prospectus for flotation and in relocating the business to the US.

The company received £22.5m related to a transfer of assets from former pension plans. Of this amount, £13.5m has been applied against ongoing liabilities primarily for employees who have transferred into Amersham pension schemes and the balance of £9.0m has been recognised as exceptional income, where the company has no further liability.

Cash costs of £4.1m and non-cash write offs of £1.7m have been incurred in the second half of 2001 in concluding research on, and winding up the operation of, an early stage investment in disease profiling. An investment of £4.0m was made in the research project in the first half of 2001 and £3.7m in the year ended 31 December 2000 which has been charged to operating activities. No further costs will be incurred in relation to this project.

Costs of £8.5m have been accrued in relation to the decision to terminate the group's lease at the Harwell site following a complete cessation of the group's activities at this location. The costs relate primarily to asset write offs and decommissioning costs.

In 2000, Amersham Health recorded a charge of £10.9m for the costs of rationalising its radiopharmaceutical production capacity at specific sites in the US and Europe. The costs of the rationalisation comprise cash costs of £8.4m and non-cash write off of £2.5m. No further costs associated with the rationalisation are expected.

In May 1999, the group sold 71% of its Nycomed Pharma business to a new company formed by a private equity group. The group recorded a pre tax gain of £11.5m in the year ended 31 December 1999 after adding back attributable goodwill previously written off to reserves. The tax charge on the disposal amounted to £9.5m. Further costs of £9.7m with a related tax credit of £1.1m, associated with exiting from the Pharma business, were accounted for in the year ended 31 December 2000 giving a total loss associated with the disposal of £6.6m after tax in 1999 and 2000. In September 2001 the group sold its remaining investment in Nycomed Pharma, which consisted of shares and warrants, for £72.4m and realised £50.6m for the outstanding Nycomed Pharma loan notes held by the group. The group has recorded a profit on the transaction of £55.3m after charging costs associated with the disposal, including the costs incurred in transferring the Nycomed name to Nycomed Pharma. Subsequent to the transaction the company changed its name from Nycomed Amersham plc to Amersham plc. The shares in Nycomed Pharma were owned by a legal entity in Holland and under Dutch tax law the gain on their disposal is not taxable.

6. Tax on profit on ordinary activities

	12 months to 31 Dec 2001 £m	12 months to 31 Dec 2000 Restated £m
UK corporation tax at 30% (2000 – 30%)		
Current	**23.0**	11.9
Double tax relief	**(15.4)**	(11.1)
	7.6	0.8
Overseas taxation	**69.3**	62.1
Deferred taxation	**4.5**	5.0
Over provision in respect of prior years	**(0.6)**	(2.7)
	80.8	65.2
Share of joint venture and associates	**11.7**	13.3
Taxation before exceptional items	**92.5**	78.5
Exceptional items	**(0.5)**	(2.4)
	92.0	76.1

As a result of restructuring the ownership of the group's interests in the US in 1998, the tax charge has benefited by £3.5m (2000 - £3.5m) from the utilisation of tax allowable goodwill. The exceptional credit comprises an overseas taxation credit of £4.6m (2000 - £1.7m), a UK taxation charge of £4.1m (2000 - nil), and a movement on deferred taxation of nil, (2000 - £0.7m).

The deferred tax charge comprises £9.2m (2000 - £5.6m) in respect of the current year and a tax credit of £4.7m (2000 - £0.6m) arising from over provision in respect of prior years as a result of favourable settlement of prior year taxation issues.

7. Dividends paid and proposed

	12 months to 31 Dec 2001 £m	12 months to 31 Dec 2000 £m
Paid – interim dividend of 2.35p per share (2000 – 2.15p per share)	**14.9**	13.5
Proposed – final dividend of 4.75p per share (2000 – 4.25p per share)	**30.3**	26.9
	45.2	40.4

A final dividend of 4.75p per share is proposed, bringing the total dividend for the year to 7.1p.

8. Earnings per share

The calculation of earnings per share is based on the following attributable profit and weighted average number of shares.

	12 months to 31 Dec 2001		12 months to 31 Dec 2000 Restated	
	£m	p	£m	p
Attributable profit				
Profit attributable to shareholders - basic	**214.8**	**33.9**	110.8	17.6
Add back the following items				
Exceptional items	**(46.6)**	**(7.3)**	27.0	4.3
Goodwill amortisation	**11.7**	**1.8**	10.7	1.7
Adjust for related amounts of				
Taxation	**(0.5)**	**(0.1)**	(2.4)	(0.4)
Minority interest	**(6.7)**	**(1.1)**	(4.2)	(0.7)
Profit attributable to shareholders before exceptional items and goodwill amortisation	**172.7**	**27.2**	141.9	22.5
Average number of shares				
Basic	**634.4m**		630.9m	
Dilution effect of outstanding share options	**4.3m**		7.4m	
Diluted	**638.7m**		638.3m	
Earnings per ordinary share				
- basic		**33.9p**		17.6p
- before exceptional items and goodwill amortisation		**27.2p**		22.5p
- diluted (after exceptional items and goodwill amortisation)		**33.6p**		17.4p

Earnings per share before exceptional items and goodwill amortisation is presented in order to show the impact on earnings of non-recurring items and goodwill.

8. Net cash flow from operating activities

	12 months to 31 Dec 2001 £m	12 months to 31 Dec 2000 Restated £m
Total operating profit before exceptional items	**280.8**	230.5
Share of operating profit of joint venture and associates	**(26.1)**	(29.8)
Depreciation and amortisation	**80.0**	71.9
Profit on sale of tangible fixed assets	**0.3**	1.1
Increase/(decrease) in provisions	**1.3**	(7.7)
(Increase) in stocks	**(12.1)**	(26.8)
(Increase)/decrease in debtors	**(16.8)**	11.6
Increase in creditors	**34.9**	4.5
Net cash inflow from operating activities before exceptional items	**342.3**	255.3
Integration costs paid	**-**	(15.8)
Other exceptional items	**12.0**	(14.8)
Net cash inflow from operating activities	**354.3**	224.7

9. Analysis of net debt

	As at 1 Jan 2001 £m	Cash Flow £m	Exchange movements £m	**As at 31 Dec 2001 £m**
Cash at bank and in hand	50.1	7.8	(1.0)	**56.9**
Overdrafts	(10.9)	-	(0.2)	**(11.1)**
	39.2	7.8	(1.2)	**45.8**
Liquid resources	4.7	91.4	0.4	**96.5**
Loans due within one year	(2.0)	(17.9)	0.2	**(19.7)**
Loans due after more than one year	(365.4)	223.2	(5.8)	**(148.0)**

Net debt	(323.5)	304.5	(6.4)	**(25.4)**

10. Restatement of Prior Years

Following the introduction of Financial Reporting Standard 18, 'Accounting Policies', the group has changed its revenue recognition accounting policy with respect to Technology Transfer agreements. Technology Transfer agreements are non-refundable payments which allow customers access to the group's intellectual property rights usually with annual renewal payments. Under the previous policy, revenue was recognised in full at the date of signing the Technology Transfer or annual renewal contract because the group's future obligations under the contract are considered insignificant. Under the revised accounting policy the group recognises total Technology Transfer and renewal revenue evenly over the life of the agreement in order to provide greater comparability between different arrangements.

The adjustments required to shareholders' funds are set out below:

	12 months to 31 December 2000 £m	12 months to 31 December 1999 £m
Adjustment to opening shareholders' funds	(3.2)	-
Deferral brought forward from prior periods	-	(9.0)
Reverse revenue booked under original policy	(11.6)	-
Revenue booked under new policy	11.9	-
Deferred taxation adjustment	(0.1)	3.2
Attributable to minority interest	(0.1)	2.6
Adjustment to closing shareholders' funds	(3.1)	(3.2)

In the year ended 31 December 2000, sales recognised under the existing policy amounted to £11.6m; this would have been £11.9m using the policy of phased recognition. For the year ending 31 December 2001, sales recognised under the existing policy would have been £7.1m and are £10.5m using the new policy of phasing.

CAUTIONARY STATEMENT FOR PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This preliminary report contains words such as 'believe', 'expect' and 'anticipate' and similar expressions, that identify forward-looking statements, which reflect the Company's views about future events and financial performance. Such forward-looking statements relate to the outlook of Amersham plc, including in particular, the expected growth of certain of the Group's products or the markets for those products and the impact of currency movements during 2002. Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond the control of the Company.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

(i) Changes in demand for the products of Amersham plc worldwide or the markets for those products as well as changes in management's expectation of the development of new markets and the timing of completion of various trials leading to the introduction of new products.

(ii) Changes in the cost or supply of raw materials, changes in interest rates and the impact of competition; and

(iii) Price controls and price reductions, fluctuations in exchange rates for foreign currencies, changes in governmental regulation, and the risk of loss of patents or trademarks.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Amersham plc

2) Name of director Sir William Castell

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

N/A

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

6 March 2002

18) Period during which or date on which exercisable

6 March 2005 to 5 March 2012

19) Total amount paid (if any) for grant of the option

None

20) Description of shares or debentures involved: class, number

139,864 Ordinary shares of 5 pence each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£7.15

22) Total number of shares or debentures over which options held following this notification

1,358,137

23) Any additional information

24) Name of contact and telephone number for queries

John Allen Tel 01494 542243

25) Name and signature of authorised company official responsible for making this notification John Allen

Date of Notification..6 March 2002................................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Amersham plc

2) Name of director Dr John Malcolm Padfield

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount

of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

6 March 2002

18) Period during which or date on which exercisable

6 March 2005 to 5 March 2012

19) Total amount paid (if any) for grant of the option

None

20) Description of shares or debentures involved: class, number

95,108 Ordinary shares of 5 pence each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£7.15

22) Total number of shares or debentures over which options held following this notification

647,268

23) Any additional information

24) Name of contact and telephone number for queries

John Allen Tel 01494 542243

25) Name and signature of authorised company official responsible for making this notification John Allen

Date of Notification..6 March 2002...............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Amersham plc

2) Name of director Giles Francis Bertram Kerr

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of

stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

6 March 2002

18) Period during which or date on which exercisable

6 March 2005 to 5 March 2012

19) Total amount paid (if any) for grant of the option

None

20) Description of shares or debentures involved: class, number

78,324 Ordinary shares of 5 pence each

21) Exercise price (if fixed at time of grant) or indication that

price
is to be fixed at time of exercise

£7.15

22) Total number of shares or debentures over which options held following this notification

557,555

23) Any additional information

24) Name of contact and telephone number for queries

John Allen Tel 01494 542243

25) Name and signature of authorised company official responsible for making this notification John Allen

Date of Notification..6 March 2002................................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company Amersham plc

2) Name of director George William Battersby

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

N/A

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

N/A

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

N/A

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

N/A

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

6 March 2002

18) Period during which or date on which exercisable

6 March 2005 to 5 March 2012

19) Total amount paid (if any) for grant of the option

None

20) Description of shares or debentures involved: class, number

67,136 Ordinary shares of 5 pence each

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

£7.15

22) Total number of shares or debentures over which options held following this notification

281,470

23) Any additional information

24) Name of contact and telephone number for queries

John Allen Tel 01494 542243

25) Name and signature of authorised company official responsible for making this notification John Allen

Date of Notification..6 March 2002..............................

News Release

Amersham plc
Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA

T + 44 (0) 1494 544 000
F + 44 (0) 1494 543 588
www.amersham.com

Amersham plc announces agreement to purchase Pharmacia's shares in Amersham Biosciences

London, UK - 12 March 2002 - Amersham plc announces that it has reached an agreement in principle to purchase Pharmacia Corp's 45 per cent shareholding in Amersham Biosciences, taking Amersham's ownership of the business to 100 per cent. The cash consideration is £704 million. The transaction is subject only to finalisation of a definitive contract that will have no regulatory or other conditions to closing.

Sir William Castell, Chief Executive of Amersham, said: "I am delighted that our shareholders will now be able to participate fully in the future growth of Amersham Biosciences. We are very excited about the prospects for the business. The protein separations area is targeting long-term growth in the mid-teens founded on its leadership position in chromatography and its broadening technology base. Discovery systems is benefiting from the substantial investment made in previous years and from a strong product range."

Sir William added: "For the first time we will have the opportunity to share managerial skills and technical competence across the whole of Amersham. This will enhance our ability to create value from the emerging possibilities in personalised medicine. The simplified structure will increase our flexibility and speed of decision making, which is key to success in today's fast changing market environment."

The purchase will be financed from the proceeds of an issuance of new shares together with existing cash resources and drawings under Amersham's committed bank facilities. At 31 December 2001 Amersham had net debt of £25 million. The transaction is expected to be at least earnings neutral before goodwill amortisation in 2003 and accretive thereafter.

The future performance of Amersham Biosciences will be driven by top line growth and operating margin improvement, of which up to 2 percentage points will arise this year as indicated in the preliminary results on 26 February 2002. The increase in operating margins will be helped by modest growth in R&D spend and the Applied Biosystems settlement. Full ownership of Amersham Biosciences will facilitate a lower tax rate in this business.

In 2001 Amersham Biosciences generated sales of £681 million and operating profits before exceptional items and goodwill amortisation of £72 million. At the year-end net assets were £120 million and net debt was £240 million.

This announcement includes "forward-looking statements". All statements other than statements of historical fact included in this announcement including, without limitation, those regarding Amersham's financial position, business strategy, plans and objectives of managements for future operations (including development plans and objectives relating to Amersham's products and services), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Amersham or those markets and economies to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Amersham's present and future business strategies and the environment in which Amersham will operate in the future. You should not place undue reliance on forward-looking statements which speak only as at the date of this announcement. Amersham expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Amersham's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Enquiries:

UK
Investors
Alexandra Morris — Tel: +44 (0)1494 542 051

Media
Dr. Lynne Gailey — Tel: +44 (0)1494 542 050
Dr. Graeme Holland — Tel: +44 (0)1494 542 115

US
Tracy Cheung — Tel: ++1 732 457 8684

Morgan Stanley
Michael Tory — Tel: +44 (0)207 425 5000

Amersham plc
Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
UK

News Release

T + 44 (0) 1494 544 000
F + 44 (0) 1494 543 588
www.amersham.com

Amersham plc announces proposed placing of 50 million new ordinary shares

London, UK - 12 March 2002 - Amersham PLC ("Amersham") today announces an equity offering (the "Placing") of 50 million new ordinary shares, or 57.5 million new ordinary shares if the over-allotment option granted to the underwriters is exercised in full (the "Placing Shares").

The purpose of the Placing is to finance partially Amersham's acquisition of Pharmacia Corp's 45 per cent shareholding in Amersham Biosciences, which would take Amersham's ownership of the business to 100 per cent. Amersham and Pharmacia Corp have reached an agreement in principle for this transaction, which is subject only to the finalization of a definitive contract that will have no regulatory or other conditions to closing.

The issue of Placing Shares will take place at a price established through a book-building exercise. The book will close at 4:30 p.m. (London time) on 13 March 2001. The underwriters, in consultation with Amersham, reserve the right at their discretion to close the book at any time and, with Amersham's agreement, to alter the size of the Placing.

Details of the number of Placing Shares to be issued and the price at which they are to be offered are expected to be determined and announced as soon as practicable after the book-building exercise closes.

The Placing Shares will be credited as fully paid and will rank *pari passu* in all respects with the existing issued ordinary shares, including the right to receive the proposed dividend of 4.75 pence per ordinary share for the year ended 31 December 2001.

The stabilization manager, in connection with the Placing, may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares of Amersham for a period of 30 days after the day on which the book-building exercise closes.

Application will be made to the UK Listing Authority (the "UKLA") for the Placing Shares to be admitted to the Official List maintained by the UKLA, and for such shares to be admitted to trading by the London Stock Exchange on its market for listed securities.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Placing Shares or investment advice. Past performance is no guide to future performance and persons needing advice should consult an independent financial advisor.

This announcement is not an offer of securities for sale into the United States or any jurisdiction in which such an offer or solicitation is unlawful. The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or an exemption from the registration requirements of the Securities Act is available.

Stabilization/FSA.

Enquiries:

UK
Investors
Alexandra Morris — Tel: +44 (0)1494 542 051

Media
Dr. Lynne Gailey — Tel: +44 (0)1494 542 050
Dr. Graeme Holland — Tel: +44 (0)1494 542 115

US
Tracy Cheung — Tel: ++1 732 457 8684

Morgan Stanley
Michael Tory — Tel: +44 (0)207 425 5000